20004459

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SEC FILE NUMBER
8-66096

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hines Securities, Inc.**

OFFICIAL USE

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**TX**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Prosperie 713-966-7808
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

SEC
Mail Processing
Section

1111 Bagby, Suite 4500	**Houston**	**TX**	**77002**
(Address)	(City)	(State)	(Zip Code)

FEB 26 2020

Washington DC
415

CHECK ONE:

× Certified Public Accountant

... Public Accountant

... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

AFFIRMATION

I, Debbie Prosperie, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Hines Securities, Inc. as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 24, 2020

Date

Financial Operations Principal

Notary Public

ASHA VENER
Notary Public, State of Texas
Comm. Expires 12-12-2020
Notary ID 12923221-2

This report ** contains (check all applicable boxes):
(x) Report of Independent Registered Public Accounting Firm
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x) ( ) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) A copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document)
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
1111 Bagby Street
Suite 4500
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Hines Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hines Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, cash flows, changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2020

We have served as the Company's auditor since 2004.

HINES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS	
CASH	$ 15,903,377
DUE FROM AFFILIATES	951,615
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $865,845	37,037
PREPAID EXPENSES	1,134,444
TOTAL	$ 18,026,473
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 1,029,841
Accrued expenses	2,140,299
Deferred compensation	7,543,503
Due to affiliates	347,257
Total liabilities	11,060,900
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value authorized, 10,000 shares; issued and outstanding, 9,783 shares	98
Additional paid-in capital	112,535,902
Accumulated deficit	(105,570,427)
Total stockholder's equity	6,965,573
TOTAL	$ 18,026,473

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:	
Sales commissions	$ 18,341,030
Dealer manager fees	3,391,836
Recoveries of organizational and offering costs	6,012,956
Placement agent fees and recoveries	1,377,100
Total revenues	29,122,922
EXPENSES:	
Salaries and wages	23,991,087
General and administrative	7,009,345
Legal and other professional fees	1,794,037
Travel, meals, and entertainment	2,062,542
Marketing	3,106,835
Commissions to selling broker-dealers	17,451,352
Marketing fees to selling broker-dealers	5,359,536
Depreciation expense	6,679
Total expenses	60,781,413
NET LOSS	$ (31,658,491)

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (31,658,49)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	6,679
Change in operating assets and liabilities:	
Increase in due from affiliates	(176,452)
Increase in prepaid expense	(250,075)
Increase in furniture, equipment and leasehold improvements	(42,100)
Increase in accounts payable	73,508
Decrease in accrued expenses	(4,867)
Decrease in deferred compensation	(2,369,758)
Increase in due to affiliates	211,699
Net cash used in operating activities	(34,209,857)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock	34,100,000
NET DECREASE IN CASH	(109,857)
CASH — Beginning of year	16,013,234
CASH — End of year	$ 15,903,377

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE - January 1, 2019	7,853	$ 78	$ 78,435,922	$ (73,911,936)	$ 4,524,064
Issuance of common stock	1,930	20	34,099,980	—	34,100,000
Net loss	—	—	—	(31,658,491)	(31,658,491)
BALANCE - December 31, 2019	9,783	$ 98	$ 112,535,902	$ (105,570,42)	$ 6,965,573

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Securities, Inc. (the "Company"), was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. The Company is a wholly owned subsidiary of Hines Securities Manager, LLC. The Company was formed for the purpose of serving as the dealer-manager for marketing and distributing non-traded real estate products sponsored by Hines Interests Limited Partnership ("HILP"), an affiliate of the Company, and certain of its affiliates including Hines Global REIT, Inc. ("Global REIT"), Hines Global Income Trust, Inc. f/k/a Hines Global REIT II, Inc., HMS Income Fund, Inc. ("HMS Income Fund"), Hines Realty Income Fund, LLC ("HRIF") and Hines Sentio Senior Living Opportunity Fund LP ("Hines Sentio"). In July 2012, FINRA approved the Company's request to amend its membership agreement to allow the Company to act as a dealer manager on a best efforts basis for business development companies sponsored by Hines.

On August 5, 2009, Global REIT commenced its initial public offering, pursuant to which it offered a maximum of $3.5 billion in common shares. The initial Global REIT offering was terminated on January 30, 2013. On February 4, 2013, Global REIT commenced its second public offering, pursuant to which it offered a maximum of $2.5 billion in common shares. The second Global REIT offering ceased accepting new sales of shares on April 11, 2014, but continued to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as a part of the second offering. On July 17, 2018 Global REIT shareholders approved a plan of liquidation and distribution pursuant to which Global REIT will sell all or substantially all of their assets and be dissolved. As of December 31, 2019, the Global REIT liquidation plan remained in process.

On August 20, 2014, Hines Global REIT II, Inc. ("Global REIT II") commenced its initial public offering, pursuant to which it offered a maximum of $2.5 billion in common shares. The initial Global REIT II offering suspended the sale of shares on September 30, 2017, but continued to allow shareholders to reinvest dividends through the dividend reinvestment plan. On January 5, 2018, Global REIT II commenced its follow-on offering, pursuant to which it offered a maximum of $2 billion in common shares. The follow-on changed the product from a finite-life REIT to a non-exchange traded REIT with no targeted liquidity window. The name of the product changed to Hines Global Income Trust, Inc. ("Global Income Trust").

On June 4, 2012, HMS Income Fund commenced its initial public offering pursuant to which it offered a maximum of $1.5 billion in common shares. The initial HMS Income Fund offering terminated on December 1, 2015. On January 5, 2016, the HMS Income Fund commenced its follow-on offering pursuant to which it offered a maximum of $1.5 billion in common shares. The HMS Income Fund follow-on offering ceased accepting new

shares on September 30, 2017, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan.

In July of 2017, HRIF commenced a private offering pursuant to which it offered a aggregate amount of $200 million in interests. The offering ceased accepting new sales on December 31, 2019.

In April 2019, Houston Multifamily Portfolio, LP ("HMF") commenced its private placement offering, pursuant to which it offered a maximum of $63 million in interests to accredited investors. The offering fully subscribed and closed on July 11, 2019.

In August 2019 Hines Sentio commenced a private offering pursuant to which it is offering an aggregate amount of $200 million of units in the fund. The fund intends to continue the offering until the earlier of the date that all offered units are sold or August 15, 2020; but may be extended if determined by the general partner to be necessary or advisable.

The Company has experienced operating losses and negative cash flows over the past several years and expects such losses and negative cash flows to continue in 2020 and future years. The Company has historically funded its regulatory capital requirements and operating losses through contributions from HILP or its affiliates. The Company's has a commitment from HILP and its affiliate to provide sufficient contributions to meet the Company's net capital and operating needs for twelve months from the issuance of the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2019, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates includes amounts related to organizational and offering cost reimbursements (see below), as well as other support services due from Global REIT, Global Income Trust, HMS Income Fund, HRIF, and Hines Sentio at December 31, 2019; of $165,385; $581,798; $46,283; $74,928; and $3,000 respectively.

Also included in due from affiliates are amounts due from HILP for expense reimbursements related to identifying placement agent activities totaling $80,221 at December 31, 2019 (see Note 3).

Furniture and Equipment - Furniture and equipment comprise communications and technical equipment, furniture, and fixtures and are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years.

Revenue Recognition — The Company has a single performance obligation to market and sell shares or units offered by the entity for which an agreement exists. Consequently, sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). For trail commissions, the Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of the underlying shares or units, among other factors. Therefore, the trail fee commissions revenue is recorded when the account values become fixed and determinable. A portion of trail fee commissions are recognized on a monthly basis with the remaining revenue recognized as the fees are earned for a period up to five years on T Shares, and up to 35 years on D Shares. Placement agent fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized as incurred (see Note 3).

Segment Reporting - The Company operates as one reportable business segment. This one reportable segment is the marketing and distribution of non-traded real estate investment real estate and related products.

Financial Instruments-Credit Losses - In June 2016, the FASB issued ASU No. 2016-13, which introduces a new accounting model, referred to as the current expected credit losses ("CECL") model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for estimating such credit losses. This standard is effective for the Company on January 1, 2020. The Company does not expect to have an effect of adoption of the standard on the financial statements.

Organizational and Offering Costs — During 2019, the Company incurred and paid for certain organizational and offering costs on behalf of Global Income Trust, HRIF, HMF and Hines Sentio ("the Funds"). These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses.

The Company is reimbursed for these expenses on a monthly basis by the Funds. The Company was reimbursed at the end of the offering for HMF. These expenses, totaling $1,581,970 for the year ended December 31, 2019, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statement of operations.

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income or loss is included in the tax return of its owner. Accordingly, there is no provision for federal income taxes reported in these statements of operations. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statement of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses — Prepaid expenses consist primarily of insurance and software licenses, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of salaries, bonuses, vacation, internal and external sales commissions, and conferences of $2,140,299 as of December 31, 2019 (see Note 4).

Deferred Compensation - Deferred compensation primarily consists of employee equity programs of $7,543,503 as of December 31, 2019 (see Note 4).

Due to Affiliates — Due to affiliates comprises amounts due to Hines Advisors Limited Partnership and Hines Sentio related to organizational and offering cost reimbursements (see above), as well as various other support services (see Note 3), totaling $334,631 and $12,626, respectively as of December 31, 2019.

Subsequent Events — The Company has evaluated subsequent events through February 24, 2020, the date the financial statements were issued.

Recent Accounting Pronouncements —In February 2016, the FASB issued an ASU intended to improve financial reporting about leasing transactions. The ASU requires companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The standard is effective for fiscal years beginning after December 15, 2018. The Company adopted ASU 2016-02 on January 1, 2019. There was no effect of adoption.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement —Global Income Trust — On December 6, 2017, the Company entered into a dealer-manager agreement ("DMA") with Global Income Trust. The Global Income Trust DMA provides for payment to the Company of selling commissions in the amount of up to 3.0% of the gross offering proceeds of the Class T Shares sold in the primary offering, all or a portion of which may be reallowed to Dealers. The Global Income Trust DMA further provides for payments to the Company of selling commissions in the amount of up to 3.5% of the gross offering proceeds of the Class S Shares sold in the primary offering, all or a portion of which may be reallowed to selling broker dealers ("Dealers"). In addition, the Company shall be paid a dealer manager fee in the amount of up to 0.50% of the gross offering proceeds of the Class T Shares sold in the primary offering. All or a portion of the dealer manager fee may be paid by the Company to Dealers. No selling commissions or dealer manager fees shall be paid to the Company with respect to the sale of Class D Shares and Class I Shares or with respect to Class T Shares, Class S Shares, Class D Shares and Class I Shares sold pursuant to the Hines Global Income Trust distribution reinvestment plan.

In addition, the Global Income Trust DMA provides for payment to the Company of a distribution and stockholder servicing fee in an annual amount equal to 1.0% of the aggregate NAV of the outstanding Class T Shares, 1.0% of the aggregate NAV of the outstanding Class S Shares and 0.25% of the aggregate NAV of the outstanding Class D Shares, which will accrue monthly and be payable monthly in arrears with a cap of up to

8.75%. No distribution and stockholder servicing fees shall be paid to the Company with respect to Class I Shares. The Company may reallow or advance the distribution and stockholder servicing fees to the Dealers who sold the Class T Shares, Class S Shares or Class D Shares giving rise to such distribution and stockholder servicing fees, respectively, to the extent the Selected Dealer Agreement with such Dealer provided for such payment. Notwithstanding the foregoing, if the Company is notified that the Dealer who sold such Class T Shares, Class S Shares or Class D Shares, respectively, is no longer the broker-dealer of record with respect to such Class T Shares, Class S Shares or Class D Shares, then such Dealer's entitlement to the distribution and stockholder servicing fees related to such Class T Shares, Class S Shares or Class D Shares shall cease, and such Dealer shall not receive the distribution and stockholder servicing fees for any portion of the month in which such Dealer is not the broker-dealer of record on the last day of the month; provided, however, if the change in the broker-dealer of record with respect to such Class T Shares, Class S Shares or Class D Shares is made in connection with a change in the registration of record for such Class T Shares, Class S Shares or Class D Shares on the Global Income Fund's books and records (including, but not limited to, a re-registration due to a sale or a transfer or a change in the form of ownership of the account), then such Dealer shall be entitled to a pro rata portion of the distribution and stockholder servicing fees related to such Class T Shares, Class S Shares or Class D Shares, respectively, for the portion of the month for which such Dealer was the broker-dealer of record. Thereafter, such distribution and stockholder servicing fees may be paid by the Company to the then current broker-dealer of record with respect to the Class T Shares, Class S Shares or Class D Shares, if any, if such broker-dealer of record has entered into a Selected Dealer Agreement with the Company that provides for such payment. In this regard, all determinations will be made by the Company in good faith in its sole discretion.

Dealer-Manager Agreement — HRIF — The Company entered into a DMA with HRIF for the marketing of common shares being offered pursuant to the HRIF offering on July 31, 2017. The HRIF DMA expired on December 31, 2019.

The HRIF DMA for the HRIF offering provided that HRIF pay the Company selling commissions in an amount up to 5% of the gross proceeds of the Class A common shares sold pursuant to the offering, of which all or a portion may be reallowed to selling broker-dealers (see Note 4). The HRIF DMA also provided that HRIF pay the Company a dealer-manager fee in the amount of up to 1.5% of the gross proceeds of Class A Shares and Class R Shares which all or a portion of the 1.5% may be allowed to selected broker-dealers.

Dealer-Manager Agreement — Hines Sentio— The Company entered into a DMA with Hines Sentio for the marketing of limited partner interests being offered pursuant to the Hines Sentio initial offering on August 15, 2019. The Hines Sentio DMA will expire upon termination of the initial offering. The Hines Sentio DMA may be terminated early by either party upon 60 days' written notice or may be terminated immediately by Hines Sentio or the Company under certain circumstances.

The Hines Sentio DMA for the Hines Sentio initial offering provides that Hines Sentio pay the Company selling commissions in an amount up to 6% of the gross proceeds of the Class A units sold pursuant to the offering, of which all or a portion may be re-allowed to selling

broker-dealers (see Note 4). The Hines Sentio DMA also provides that Hines Sentio pay the Company a dealer-manager fee in the amount of up to 2.5% of the gross proceeds of Class A units and Class R units which all or a portion may be allowed to selected broker-dealers.

Dealer-Manager Agreement — HMF — The Company entered into a DMA with HMF for the purpose of selling LP units on April 17, 2019. The HMF DMA provided that HMF pay the Company up to 5% of the investor's subscription amount. This included a selling commission of 4% and a marketing support fee of 1%. The HMF DMA also allowed HMF to pay the Company 2.5% of gross proceeds from the offering as reimbursement to the Company for costs and expenses related to the offering.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement with HALP related to certain services that HALP and its affiliates have agreed to perform for the Company. The agreement automatically renews for successive one-year periods on August 8 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, office space, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid no less than quarterly. For the year ended December 31, 2019, $1,327,481 was included in general and administrative expense, and approximately $57,268 was included in salaries and wages in the accompanying statement of operations related to these services.

Placement Agent Agreements — The Company has entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with HILP. Pursuant to these agreements, the Company acts as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by HILP.

The Company receives a monthly placement agent fee and reimbursement of actual costs incurred by the Company in performing its duties under the agreements. These fees and expenses, totaling $30,000 and $1,347,110 respectively, for the year ended December 31, 2019, are recorded in various expense accounts. The placement agent fee and the related reimbursements were included in placement agent fees and recoveries in the accompanying statement of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares, interests or units being offered pursuant to the Hines Global Income Trust offering, the HRIF private offering, the Hines Sentio private offering and HMF private placement offering. The selected dealer agreements expire on the date that the respective offerings are terminated. The offer and sale of shares, interests or units under the selected dealer agreements can be suspended or terminated at any time at the request of the Company. The selected dealer agreements may be terminated by either party after they have been given written notice. (see Note 3)

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" as defined in the Plan. In 2015, awards for certain new plan participants were determined based upon a percentage of the participant's base salary. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards are paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2019, the Company granted LTI Awards of $1,065,300 and recognized compensation expense of $1,027,606. The related payable of $1,541,972 as of December 31, 2019, is included as deferred compensation in the accompanying statement of financial condition.

Global REIT Retention Bonus Award — On June 9, 2014, the Company entered into agreements with certain employees to pay retention bonuses that will be paid upon the earlier of a three year liquidity window or upon liquidation of the Global REIT. The aggregate commitment for payments to the employees, as of December 31, 2019, was $2,178,333. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of Global REIT. If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the amount of the bonuses that are expected to be due and payable at the earlier of the liquidation window or the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The estimated liquidation date used for this calculation was June 30, 2018. During the year ended December 31, 2019, $0 was recognized as an expense associated with the bonuses as the bonuses were fully accrued at January 1, 2019. The related payable of $2,178,333 as of December 31, 2019, is included as deferred compensation in the accompanying statement of financial condition.

Hines Global Income Trust and HMS Income Fund Retention Bonus Award — On July 22, 2015, the Company entered into agreements with certain employees to earn retention bonuses that will be paid upon the earlier of a three year liquidity window or upon liquidation of the Hines Global Income Trust and the HMS Income Fund. The bonuses are determined based on sales of Hines Global Income Trust and the HMS Income Fund. The aggregate commitment for payments to the employees, as of December 31, 2019, is currently estimated to be $6,228,934 for Hines Global Income Trust bonuses and $4,766,857 for HMS Income Fund bonuses. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of the respective fund. If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the amount of the bonuses that are expected to be

due and payable at the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is February of 2024 for Hines Global Income Trust and December of 2021 for the HMS Income Fund. During the year ended December 31, 2019, $733,241 was recognized as an expense associated with the Hines Global Income Trust and $1,416,972 was recognized as an expense associated with the HMS Income Fund. The total related payable of $3,823,198, as of December 31, 2019, is included as deferred compensation in the accompanying statement of financial condition.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of December 31, 2019, the Company had net capital, as defined, of $5,336,261, which was $4,598,868 in excess of its required net capital of $737,393, and its ratio of aggregate indebtedness to net capital was 2.07 to 1.

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019

Schedule g

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 6,965,573
Deductions:	
Nonallowable assets:	
Due from affiliates	457,831
Prepaid expenses	1,134,444
Furniture, equipment, and leasehold improvements — net	37,037
NET CAPITAL	$ 5,336,261
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$ 11,060,900
TOTAL AGGREGATE INDEBTEDNESS	$ 11,060,900
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.07 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 737,393
Excess net capital	$ 4,598,868

No material differences exist between the amounts above, which are based on the audited financial statements, and amounts included in the Company's unaudited FOCUS report as of December 31, 2019, as filed on January 24, 2020; and amended January 27, 2020 and February 11, 2020.

HINES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.